SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

018680306

(CUSIP Number of Class of Securities)

Peter C. Chang

Chief Executive Officer

Alliance Fiber Optic Products, Inc.

275 Gibraltar Drive

Sunnyvale, California 94089

(408) 736-6900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo

Gabriella A. Lombardi

Matthew K. Desharnais

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, and the exhibits thereto, the “Schedule 14D-9”) of Alliance Fiber Optic Products, Inc. (“AFOP” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. The Schedule 14D-9 relates to a tender offer by Apricot Merger Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Corning Incorporated, a New York corporation (“Corning” or “Parent”), to purchase all of the issued and outstanding common stock of AFOP, and the related rights to purchase shares of Series A Preferred Stock of the Company distributed to the holders of the common stock of AFOP pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (each a “Share” and collectively, the “Shares”) at a per Share purchase price of $18.50, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 21, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 6, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements with Parent and Purchaser and Their Affiliates — Merger Agreement” is hereby amended by adding a new paragraph following the second paragraph which reads in its entirety as follows:

“On June 1, 2016, AFOP, Parent and Purchaser entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1”). Amendment No. 1 is filed as Exhibit (e)17 hereto and is incorporated herein by reference.”

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements Between AFOP and Its Executive Officers, Directors and Affiliates — Effect of the Merger on Stock Options and Restricted Stock Units” is hereby amended and supplemented by replacing in its entirety the fourth paragraph with the following:

“Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Shares to the extent unvested as of the Effective Time (each, an “Unvested Option”) will be assumed by Parent and converted into an option to purchase that number of shares of common stock of Parent as is determined by multiplying the number of Shares that were subject to such Unvested Option immediately prior to the Effective Time by the “conversion ratio” (as defined below), at a per Share exercise price as is determined by dividing the per Share exercise price of such Unvested Option as in effect immediately prior to the Effective Time by such conversion ratio and rounding the resulting exercise price up to the nearest whole cent. The resulting option to purchase shares of common stock of Parent will be subject to the same vesting terms and conditions as in effect immediately prior to the Effective Time. The “conversion ratio” means a fraction having a numerator equal to the Offer Price and a denominator equal to the average closing sales price of Parent’s common stock as reported on the New York Stock Exchange for the ten consecutive trading day period ending (and including) the second trading day prior to the Effective Time. Notwithstanding the foregoing, Unvested Options held by individuals in China and Taiwan shall be cancelled and replaced with the right to receive a payment, for each Share covered thereby immediately prior to cancellation, in an amount equal to the excess, if any, of the Offer Price over the per Share exercise price of the related Unvested Options.  Such payment shall be made, subject to applicable withholding, in accordance with, and subject to, the vesting schedule of the related Unvested Options.”

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements Between AFOP and Its Executive Officers, Directors and Affiliates — Compensation and Benefits of Continuing Employees” is hereby amended and supplemented by modifying the final paragraph to read in its entirety as follows:

“AFOP’s executive officers have had discussions with Parent or its affiliates regarding employment, compensation and benefits prior to consummation of the Transactions, including with respect to post-consummation employment for Mr. Hubbard and post-consummation transition services for Mr. Chang. As of June 1, 2016, no such arrangements have been entered into by AFOP’s executive officers.”

Item 4.	The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation — Background of the Transaction” is hereby amended and supplemented by adding the following paragraph at the end of the section:

“On June 1, 2016, the Company, Corning and Purchaser entered into Amendment No. 1 to the Merger Agreement with respect to the treatment of unvested stock options held by individuals in China and Taiwan. The amendment was approved by the Company Board on May 27, 2016.”

Item 9.	Material to be Filed as Exhibits.

“Item 9. Material to be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (e)(17) the Exhibit:

“(e)(17)*  Amendment No. 1 to Agreement and Plan of Merger by and among Corning Incorporated, Apricot Merger Company and Alliance Fiber Optic Products, Inc. dated as of June 1, 2016.”

*Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 1, 2016	Alliance Fiber Optic Products, Inc.

		By:	/s/ Anita K. Ho
Anita K. Ho
Acting Chief Financial Officer